UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X__

_______________________

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jacqueline Suarez Citibank, N.A. 388 Greenwich St. New York, NY 10013 (713) 693-6677 (Name, address and telephone number of agent for service)
CNH Equipment Trust 2022-B (Exact name of obligor as specified in its charter)

Delaware	88-6565848
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilimington Trust Company 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:
Eric Mathison General Counsel CNH Industrial Capital, LLC 5729 Washington Avenue Racine, WI 53406 Tel: (262) 636-6431	Mark Michigan Greenberg Traurig, LLP 2200 Ross Avenue, Suite 5200 Dallas, TX 75201 Tel: (214) 665-3692

_________________________

Asset - Backed Notes

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2021 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 11th day of August, 2022.

CITIBANK, N.A.

By	/s/ Jacqueline Suarez
Jacqueline Suarez
Senior Trust Officer